December 4, 2014

BY EDGAR AND COURIER

Mr. Asen Parachkevov, Esq.
Mr. Jeff Long
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Triangle Capital Corporation
Registration Statement on Form N-2
Submitted October 1, 2014
File No. 333-199102

Dear Messrs. Parachkevov and Long:

This letter is submitted on behalf of Triangle Capital Corporation (the “Company”) in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 31, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form N-2, which was filed by the Company with the Commission on October 1, 2014 (the “Registration Statement”). The Company is concurrently submitting Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (“Pre-Effective Amendment No. 1”), which includes changes to the Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 1, which reflects all changes to the Registration Statement.
For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Pre-Effective Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Pre-Effective Amendment No. 1.

Asen Parachkevov, Esq.
Jeff Long
December 4, 2014

General

1.
The Staff notes that this is a new registration statement under the Securities Act of 1933 and the Registrant has already included a Section 8(a) delaying amendment language on the front cover page. In future instances where Registrant files a new registration statement, please make sure that box referencing Section 8(c) of the Securities Act is left unchecked.

Response to Comment No. 1

The Company confirms that in the future, it will not check the box referencing Section 8(c) of the Securities Act when it files a new registration statement.

2.	Please confirm that all of the Fund’s wholly-owned and substantially wholly-owned subsidiaries have been consolidated on the Fund’s financial statements.
Response to Comment No. 2
The Company confirms that all of its wholly-owned and substantially wholly-owned subsidiaries have been consolidated in its financial statements.
Prospectus Summary

3.
The Registration Statement discloses that the Fund invests primarily in subordinated debt securities secured by second lien security interests in portfolio company assets, coupled with equity interests, and, on a more limited basis, the Fund also invests in senior debt securities secured by first lien security interests. Please add disclosure that the Fund’s investments will generally be rated below investment grade (if they were rated) and explain that such securities are often referred to as “high yield” or “junk”.

Response to Comment No. 3
In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Pre-Effective Amendment No. 1 to include information that informs investors that the Company’s investments will generally be rated below investment grade (if they were rated) and that such securities are often referred to as “high yield” or “junk.”

Asen Parachkevov, Esq.
Jeff Long
December 4, 2014

4.	Please add additional disclosure regarding risks of investing in high yield or junk securities when explaining the risks of investing in the Fund’s portfolio companies (See Comment 1 above).

Response to Comment No. 4

The Company has added a risk factor on page 4 of Pre-Effective Amendment No. 1 in response to the Staff’s comment.

Fees and Expenses

5.
Please confirm that in calculating the percentage of annual expenses attributable to interest payments on borrowed funds, the Fund has included the $31.3 million in SBA-guaranteed debentures that the Fund borrowed in July 2014 (net of any prepaid borrowings of SBA debentures).

Response to Comment No. 5
The Company has updated the percentage of annual expenses attributable to borrowed funds on page 10 of Pre-Effective Amendment No. 1 for amounts outstanding as of the filing date. The Company confirms that the percentage reflects interest payments on all borrowed funds outstanding as of that date.

6.	The total expense ratio in the Fee Table is 8.57%. In the 6/30/2014 financial statements the expense ratio is listed at 9.51%. Please explain the reason for such a large difference in expense ratios.
Response to Comment No. 6
The Company respectfully advises the Staff that in calculating the total expense ratio in the June 30, 2014 financial statements, the Company did not contemplate the stock offering it undertook in August 2014 (the “August 2014 Offering”), and thus, the proceeds from the August 2014 Offering were not included in the Company’s average net assets for purposes of the calculation. In Pre-Effective Amendment No. 1, the Company has updated the expense ratio in the Fee Table as of the filing date, which includes the effect of the August 2014 Offering on the Company’s total expense ratio.

Asen Parachkevov, Esq.
Jeff Long
December 4, 2014

Risk Factors

7.	In calculating the table illustrating the effects of leverage on the Fund’s returns, please confirm that all of the Fund’s outstanding debt has been included in the assumptions. (See Comment 5 above).
Response to Comment No. 7
The Company confirms that all of the Company’s outstanding debt as of the filing date of Pre-Effective Amendment No. 1 has been included in the assumptions for the table on page 11.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

8.
In the sub-section comparing the six months ended June 30, 2014 and June 30, 2013, the Registration Statement discloses that the Fund’s general administrative expenses increased by 0.6% and the Fund’s “efficiency ratio” was 20.8% and 19.6% for June 30, 2014 and June 30, 2013, respectively. Please explain, in plain English, how the efficiency ratio is calculated (e.g. other relevant sections of the Prospectus state that the efficiency ratio is “defined as general and administrative expenses as a percentage of total investment income”). Please also see Comment 15 below.

Response to Comment No. 8
In response to the Staff’s comment, the Company has included the requested disclosure on page 55 of Pre-Effective Amendment No. 1 in the sub-section comparing the nine months ended September 30, 2014 and September 30, 2013.

Asen Parachkevov, Esq.
Jeff Long
December 4, 2014

9.
In describing the interest rates applicable to borrowings under the Fund’s Credit Facility, it is disclosed that the interest rate is equal to: “(i) the applicable base rate plus 1.75%, (ii) the applicable LIBOR rate plus 2.75%, or (iii) borrowings denominated in Canadian dollars, the applicable Canadian Dealer Offered Rate plus 2.75%. The applicable base rate is equal to the greater of (i) the prime rate, (ii) the federal funds rate plus 0.5% or (iii) the adjusted one-month LIBOR rate plus 2.0%.” Please include additional explanation how the “applicable LIBOR rate” under (ii) above is determined.

Response to Comment No. 9
The Company has revised the disclosure on pages 59 and 60 of Pre-Effective Amendment No. 1 in response to the Staff’s comment.
Management

10.
Please confirm that the “Management” section of the Registration Statement includes all information required under Item 18.2 regarding the Fund’s Directors, specifically their principal occupation during the past 5 years, the number of portfolios in the Fund complex overseen by a Director (if applicable), and other directorships held by each Director in the past 5 years.

Response to Comment No. 10
The Company confirms that the “Management” section contained in Pre-Effective Amendment No. 1 includes all information required under Item 18.2 regarding the Company’s directors.

Asen Parachkevov, Esq.
Jeff Long
December 4, 2014

Part C

11.
Since the terms of the actual offerings from this registration statement have not yet been authorized by the Fund’s board of directors, it may be necessary for the Fund to undertake to file an unqualified legality or binding obligation opinion, as applicable, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement. See generally SEC Division of Corporate Finance Staff Legal Bulletin No. 19 (October 14, 2011).

Response to Comment No. 11
The Company has included in Pre-Effective Amendment No. 1 the opinion and consent of counsel as exhibit (l) to the Registration Statement, as well as an undertaking to file appropriate legal opinions by post-effective amendment to the Registration Statement.
Consolidated Balance Sheets

12.
Please confirm that the cash and cash equivalents on the consolidated balance sheet are not invested in a money market fund or other investment that should be listed separately on the consolidated schedule of investments.

Response to Comment No. 12
In response to the Staff’s comment, the Company confirms that the cash and cash equivalents on the consolidated balance sheet are not invested in a money market fund or other investment that should be listed separately on the consolidated schedule of investments.
Consolidated Statements of Changes in Net Assets

13.
Please include the disclosures required by Article 6-09.3 Regulation S-X and state separately distributions to shareholders from: (a) investment income-net; (b) realized gain from investment transactions-net; and (c) other sources.

Response to Comment No. 13
The Company respectfully submits that its Unaudited Consolidated Statements of Changes in Net Assets on page F-3 of Pre-Effective Amendment No. 1 contains the information requested by the Staff in this comment.  Please see the line item entitled “Dividends/distributions.” The amount on this line in the column entitled “Investment Income in Excess of Distributions” represents distributions of net investment income and the amount on this line in the column entitled “Accumulated Realized Gains on Investments” represents distributions of net realized capital gains.

Asen Parachkevov, Esq.
Jeff Long
December 4, 2014

We have no distributions from other sources for any period presented. Furthermore, the Company will, in addition to stating the amounts of such distributions of net investment income and net capital gains in separate columns, show the different types of distributions on separate lines in future Form 10-Q and Form 10-K filings in response to this comment.

14.	Please discuss in the correspondence filing whether the distributions paid disclosed in the Statement of Changes is on a tax basis or a GAAP basis.
Response to Comment No. 14
In response to the Staff’s comment, the Company confirms that the amounts disclosed as distributions paid in the Statement of Changes on page F-3 of Pre-Effective Amendment No. 1 are shown on a GAAP basis and will be adjusted to be shown on a tax basis in the company’s 2014 Form 10-K in accordance with FASB Codification Section 946 - Financial Services - Investment Companies (946-205-45-3c).
Notes to Consolidated Financial Statements

15.
The 6/30/2014 financial highlights include an efficiency ratio (see page F-31). Please explain why this ratio is being reported? This ratio does not appear to be in the 12/31/13 audited financial statements.

Response to Comment No. 15
The Company began including the efficiency ratio in the financial highlights footnote to the unaudited consolidated financial statements included in its Form 10-Q for the quarter ended March 31, 2014.  As such, the ratio was not included in the notes to the Company’s audited financial statements for the year ended December 31, 2013 that were filed with the Form 10-K for that period and included in the Registration Statement.  The Company expects to include the efficiency ratio in the financial highlights footnote to its audited consolidated financial statements for the year ending December 31, 2014, which will be included in its Form 10-K for that period.

16.	Please note that distributions paid to shareholders should state separately (a) the investment income-net; (b) capital gains and (c) returns of capital. See Item 4 of Form N-2.
Response to Comment No. 16
The Company respectfully submits that it will provide the above-referenced disclosures on a quarterly basis in future Form 10-Q and Form 10-K filings.

Asen Parachkevov, Esq.
Jeff Long
December 4, 2014

17.
Please indicate if the disclosures required by Article 12-14 of Regulation S-X for the 6/30/14 quarter-end have been included. There should be a separate schedule for investments in and advances to affiliates.

Response to Comment No. 17
In accordance with discussions with the Staff, the Company confirms that it will provide the disclosures required by Article 12-14 of Regulation S-X on a quarterly basis in future Form 10-Q and Form 10-K filings.

* * * *
The Company respectfully believes that the proposed modifications to the Registration Statement made in Pre-Effective Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1585.

Sincerely,

/s/ Scott Lesmes
Scott Lesmes

cc:	Steven C. Lilly
Triangle Capital Corp.
Robert Knox
Triangle Capital Corp.
John A. Good, Esq.
Morrison & Foerster LLP